Exhibit 99.1

TO ALL STOCK EXCHANGES

BSE LIMITED

NATIONAL STOCK EXCHANGE OF INDIA LIMITED

NEW YORK STOCK EXCHANGE

October 22, 2025

Dear Sir/Madam,

Sub: Update on proposal for Buyback of Equity Shares of the Company

This has reference to our letter dated September 11, 2025, regarding the outcome of the meeting of the Board of Directors of Infosys Limited (“Company”) approving the proposal to buyback equity shares for an amount of ₹ 18,000 Crore (Rupees Eighteen Thousand Crore only) (“Buyback Size”) at a price of ₹ 1,800/- (Rupees One Thousand Eight Hundred only) per Equity Share (“Buyback Price”), payable in cash, comprising of a purchase of 10,00,00,000 fully paid-up equity shares of the Company of face value of ₹ 5/- each (“Equity Shares”) representing up to 2.41% of the total number of Equity Shares in the existing total paid-up Equity Share capital of the Company (on a standalone basis), from the equity shareholders of the Company as on a record date to be announced later (“Record Date”).

We would like to inform you that, a draft version of the Letter of Offer is being filed with U.S. Securities and Exchange Commission (“SEC”) for U.S. regulatory purposes. The draft version of the Letter of Offer is also appended herewith for information purposes only. The final version of the Letter of Offer will be filed in accordance with the provisions of the Securities and Exchange Board ofIndia (Buy-Back of Securities) Regulations, 2018, and the Companies Act, 2013, each as amended.

Note: This document is a draft version of the letter of offer and is being furnished for informational purposes only and does not constitute, and shall not be construed as, an invitation or offer to acquire, or purchase, any securities, nor as an invitation for, or an offer to, any shareholder to participate in the proposed buyback. Any decision by a shareholder to participate in the buyback, if and when launched, must be made solely on the basis of the final letter of offer and other definitive documents that will be issued by the company, read together with applicable laws and regulations.

The above information is also available on the Company’s website at www.infosys.com.

This is for your information and records.

Yours sincerely,

For Infosys Limited

A.G.S. Manikantha

Company Secretary

Membership No: A21918

Enclosed: as stated above.

Additional information pursuant to U.S. Law

The Buyback for the outstanding equity shares of the Company referenced herein has not yet been approved by the Company’s shareholders and, accordingly, the Buyback has not yet commenced. The communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to Company’s Buyback or otherwise. If the Buyback is approved by the Company’s shareholders, any offers to purchase or solicitations of offers to sell will be made pursuant to a Tender Offer Statement on Schedule TO (including the letter of offer and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by the Company. The Company’s security holders are advised to carefully read these documents, any amendments to these documents and any other documents relating to the Buyback that are filed with the SEC in their entirety prior to making any decision with respect to the Company’s Buyback because these documents contain important information, including the terms and conditions of the offer. The Company’s security holders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at sharebuyback@infosys.com.